TRIBAND RESOURCE CORPORATION

#903 – 1485 W. 6th Ave.,
Vancouver, British Columbia
V6H 4G1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of **TRIBAND ENTERPRISE CORP.** (the "Company") will be held in the Boardroom of Gerald R. Tuskey, Barrister & Solicitor, Suite 1000 – 409 Granville Street, Vancouver, British Columbia at 10:00 a.m. (PST) on **Friday, August 9, 2002** for the following purposes:

1. To receive the Report of the Directors;
2. To receive and consider the financial statements of the Company for the year ended November 30, 2001, together with the auditors' report thereon;
3. To appoint Sadovnick, Telford & Skov as auditors for the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to such auditors;
4. To elect directors to hold office until the next annual general meeting of the Company;
5. To authorize the directors, in their discretion, to issue shares in excess of the Company's issued capital in accordance with the terms of any proposed future acquisitions, private placement, rights offering or prospectus financing and corresponding Brokers' Warrants or shares for debt settlements, at such price or prices, in such amount or amounts and to such individuals or entities as may by determined by the Directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective change in control of the Company consequent thereon.
6. To authorize the directors, in their discretion, to re-negotiate any existing stock options and to grant options to Insiders of the Company, and/or its subsidiaries, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange, and to ratify and approve the grant and exercise of any stock options granted to Insiders otherwise than pursuant to a prior authorization of Members;
7. To authorize the directors, in their discretion, to re-negotiate any existing stock options and to grant options to permitted consultants of the Company and/or its subsidiaries, at such price or prices and upon such terms as permitted under British Columbia Securities Commission Blanket Order & Ruling #96/15 and by the policies of the TSX Venture Exchange, and to ratify and approve the grant and exercise of any stock options granted to consultants other than pursuant to a prior authorization of Members; and
8. To transact such other business as may properly come before the Meeting or any adjournment of it.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Dated at Vancouver, British Columbia this 3rd day of July, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Per: *"Gary Freeman"*
Gary Freeman
President and Director